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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)

                                E-CENTIVES, INC.
                                (Name of Issuer)


                   COMMON STOCK, USD $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    26830H103
                                 (CUSIP Number)


                                OCTOBER 19, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

               |_| Rule 13d-1(b)

               |_| Rule 13d-1(c)

               |X| Rule 13d-1(d)


-----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                        ---------------------
CUSIP NO. 26830H103                   13G                    PAGE 2 OF 6 PAGES
-------------------                                        ---------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Peter Friedli
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
                5.      SOLE VOTING POWER
   NUMBER OF
                        2,249,608
    SHARES      ----------------------------------------------------------------
                6.      SHARED VOTING POWER
 BENEFICIALLY
                        19,838,498
   OWNED BY     ----------------------------------------------------------------
                7.      SOLE DISPOSITIVE POWER
     EACH
                        2,249,608
   REPORTING    ----------------------------------------------------------------
                8.      SHARED DISPOSITIVE POWER
  PERSON WITH
                        19,838,498
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,088,106
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        58.5%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                        ---------------------
CUSIP NO. 26830H103                   13G                    PAGE 3 OF 6 PAGES
-------------------                                        ---------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Venturetec, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                5.      SOLE VOTING POWER
   NUMBER OF
                        0
    SHARES      ----------------------------------------------------------------
                6.      SHARED VOTING POWER
 BENEFICIALLY
                        9,196,080
   OWNED BY     ----------------------------------------------------------------
                7.      SOLE DISPOSITIVE POWER
     EACH
                        0
   REPORTING    ----------------------------------------------------------------
                8.      SHARED DISPOSITIVE POWER
  PERSON WITH
                        9,196,080
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,196,080
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        22.5%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                        ---------------------
CUSIP NO. 26830H103                   13G                    PAGE 4 OF 6 PAGES
-------------------                                        ---------------------

ITEM 1(a).      NAME OF ISSUER.

                e-centives, Inc., a Delaware corporation.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                6901 Rockledge Drive, 7th Floor
                Bethesda, MD 20817

ITEM 2(a).      NAME OF PERSON FILING.

                (i)     Peter Friedli
                (ii)    Venturetec, Inc.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                        c/o Friedli Corporate Finance AG
                        Freigutstrasse 5 Zurich, Switzerland

ITEM 2(c).      CITIZENSHIP.

                (i)     Peter Friedli - Citizen of Switzerland
                (ii)    Venturetec, Inc. - British Virgin Islands

ITEM 2(d).      TITLE OF CLASS OF SECURITIES.

                This statement relates to shares of the Issuer's common stock, par value $0.01 per share.

ITEM 2(e).      CUSIP NUMBER.

                26830H103

ITEM 3. CAPACITY IN WHICH PERSON IS FILING IF STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c):

                Not Applicable.

ITEM 4.         OWNERSHIP.

                Incorporated by reference to Items (5) - (9) and (11) of the cover page.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable.


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-------------------                                        ---------------------
CUSIP NO. 26830H103                   13G                    PAGE 5 OF 6 PAGES
-------------------                                        ---------------------

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                The 22,088,106 shares beneficially owned by Mr. Friedli include 40,000 shares issuable upon exercise of vested stock options and 110,000 shares issuable upon exercise of warrants to purchase held by Mr. Friedli individually, as well as shares of common stock and common stock underlying warrants held by entities over which Mr. Friedli has control, as follows: Joyce, Ltd. - 235,000 shares of common stock; Pine Inc. - 4,598,765 shares of common stock, and 20,000 warrant shares; Savetech, Inc. -- 165,383 shares of common stock; Spring Technology Corp. -- 177,520 shares of common stock and 200,000 warrant shares; Venturetec, Inc. - 9,196,080 shares of common stock; USVentech -- 145,750 shares of common stock; and InVenture Inc. - 4,950,000 shares of common stock. As investment advisor to these entities, Mr. Friedli shares voting and investment power with respect to these shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable.

ITEM 10.        CERTIFICATIONS.

                Not Applicable.


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-------------------                                        ---------------------
CUSIP NO. 26830H103                   13G                    PAGE 6 OF 6 PAGES
-------------------                                        ---------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           By: /s/ PETER FRIEDLI
                                               ---------------------------------
                                           Peter Friedli


Dated: October 26, 2001                    VENTURETEC, INC.


                                           By: /s/ PETER FRIEDLI
                                               ---------------------------------
                                           Peter Friedli, President